Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2007	2008

Net Income	$118	$98
Income taxes	60	59
Capitalized interest	(5)	(4)
	173	153

Fixed charges, as defined:

Interest	117	121
Capitalized interest	5	4
Interest component of rentals charged to operating income	1	─
Total fixed charges	123	125

Earnings, as defined	$296	$278

Ratio of earnings to fixed charges	2.41	2.22